Exhibit 99.2

Ninetowns to Present at the Deutsche Bank Access China Conference

Thursday February 23, 10:33 am ET

BEIJING, Feb. 23 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News) announced that the Company is scheduled to present at the Deutsche Bank Access China Conference on March 2, 2006, at 8:30 a.m. in Beijing. Eric Ho, the Chief Strategy Officer of Ninetowns Digital World Trade Holdings Limited, will present at the conference.

Place: Grand Hyatt Beijing, P. R. China
Date: March 2, 2006
Time: 8:30 a.m., Beijing Time

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade- related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns' clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Lisa Zheng

Investor Relations

Ninetowns Digital World Trade Holdings Limited

+86-10-6588-2256

ir@ninetowns.com

David Pasquale, EVP

The Ruth Group

+1-646-536-7006

dpasquale@theruthgroup.com

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Source: Ninetowns Digital World Trade Holdings Limited